SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2017

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of Key Financial and Performance Indicators for the First Quarter of 2017, dated April 27, 2017.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

2

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities;

•	implementation of a value-added tax to replace the business tax in the PRC; and

•	the uncertainties involved in the operations and the future performance of the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 27, 2017	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY FINANCIAL AND PERFORMANCE INDICATORS

FOR THE FIRST QUARTER OF 2017

The unaudited financial data of the Group for the first quarter of 2017

•	Operating revenues were RMB91,428 million, representing an increase of 5.8% over the same period of last year

•	Service revenues were RMB82,094 million, representing an increase of 7.5% over the same period of last year

•	EBITDA was RMB24,815 million, representing an increase of 4.2% over the same period of last year

•	Profit attributable to equity holders of the Company was RMB5,348 million, representing an increase of 4.5% over the same period of last year

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first quarter of 2017.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards)

	For the period from 1 January 2017 to 31 March 2017 (RMB million)	For the period from 1 January 2016 to 31 March 2016 (RMB million)	Increase/ (Decrease)

Operating revenues	91,428	86,426	5.8%

of which: Service revenues[1]	82,094	76,359	7.5%

Operating expenses
Depreciation and amortisation	(17,013)	(16,447)	3.4%
Network operations and support	(23,774)	(21,053)	12.9%
Selling, general and administrative	(14,166)	(13,922)	1.8%
Personnel expenses	(16,555)	(15,358)	7.8%
Other operating expenses	(12,118)	(12,282)	(1.3%)

Total operating expenses	(83,626)	(79,062)	5.8%

Operating profit	7,802	7,364	5.9%

Net finance costs	(925)	(881)	5.0%
Investment income and share of profits of associates	268	330	(18.8%)

Profit before taxation	7,145	6,813	4.9%

Income tax	(1,775)	(1,672)	6.2%

Profit for the quarter	5,370	5,141	4.5%

Profit attributable to:
Equity holders of the Company	5,348	5,119	4.5%
Non-controlling interests	22	22	—

	As at 31 March 2017 (RMB million)	As at 31 December 2016 (RMB million)

Total Assets	655,497	652,368	0.5%
Total Liabilities	(333,870)	(336,073)	(0.7%)

Total Equity	321,627	316,295	1.7%

1.	Service revenues were calculated based on operating revenues minus sales of mobile terminals (first quarter of 2017: RMB8,233 million; first quarter of 2016: RMB8,831 million), sales of wireline equipment and other non-service revenues (first quarter of 2017: total RMB1,101 million; first quarter of 2016: total RMB1,236 million).

Business Data

	As at 31 March 2017/ For the period from 1 January 2017 to 31 March 2017	As at 31 December 2016/ For the period from 1 October 2016 to 31 December 2016	As at 30 September 2016/ For the period from 1 July 2016 to 30 September 2016

Mobile Subscribers (Million)	221.53	215.00	212.49
of which 4G Terminal Users (Million)	137.64	121.87	107.49
Net Add of Mobile Subscribers (Million)	6.53	2.51	5.55
of which Net Add of 4G Terminal Users (Million)	15.77	14.38	17.39
Handset Data Traffic (kTB) [2]	491.6	443.6	335.2
Mobile Voice Usage (Billion Minutes)	179.56	186.52	183.99
Wireline Broadband Subscribers (Million)	125.82	123.12	120.72
of which Fibre-to-the-Home (FTTH) subscribers (Million)	112.06	105.99	97.68
Net Add of Wireline Broadband Subscribers (Million)	2.70	2.40	2.72
of which Net Add of FTTH subscribers (Million)	6.07	8.31	9.34
Access Lines in Service (Million)	125.56	126.86	129.29
including: Household (Million)	77.59	78.64	80.24
Government & Enterprise (Million)	40.39	40.41	40.65
Public Telephone (Million)	7.58	7.81	8.40
Net Increase/(Decrease) of Access Lines in Service (Million)	(1.30)	(2.43)	(1.67)
Wireline Local Voice Usage (Billion Pulses)	18.89	21.94	23.63
Wireline Long Distance Usage (Billion Minutes)	3.70	4.45	5.24

For the first quarter of 2017, facing the increasingly intensified market competition, the Group increased efforts in “New Convergence” development and firmly seized the terminal benefits from “6-mode multi-mode” to optimise the data traffic operation strategies and persistently accelerate the users to upgrade their service from 3G to 4G, resulting in remarkable enhancement in scale and values of mobile business. The number of mobile subscribers reached approximately 222 million, representing a net addition of 6.53 million; of which the number of 4G terminal users reached 138 million, representing a net addition of 15.77 million. The handset data traffic increased by 115% over the same period of last year and continued to maintain rapid growth. The monthly average data traffic per 4G user reached 1,271 MB while the average mobile service revenue per user per month (ARPU) increased steadily. The Group continued to deepen the integration of Fibre-to-the-Home (FTTH) and “Smart Family” products and fully promoted the rapid growth of emerging businesses including IDC, cloud, Big Data and e-Surfing HD. The wireline services achieved healthy growth momentum in overall development. The wireline broadband subscribers reached 126 million, representing a net addition of 2.70 million; of which FTTH subscribers reached 112 million, representing a net addition of 6.07 million. The net addition of e-Surfing HD subscribers was 6.26 million, reaching a total of 67.59 million.

2.	Handset data traffic represents the data traffic generated from 3G and 4G handset internet access.

For the first quarter of 2017, the Group had solid performance in its overall results with steady enhancement in operating revenues and net profits. The operating revenues were RMB91,428 million, representing an increase of 5.8% over the same period of last year; of which the service revenues were RMB82,094 million, representing an increase of 7.5% over the same period of last year. The operating expenses increased by 5.8% over the same period of last year. Of which, the depreciation and amortisation expenses increased by 3.4% over the same period of last year which was mainly due to the corresponding increase brought by the investment in 4G and fibre broadband in recent years. Following the further expansion in network scale and the increase in tower assets lease and related expenses, the network operations and support expenses increased by 12.9% over the same period of last year with effective control in growth magnitude. Meanwhile, with rapid expansion in subscribers scale and concurrent stringent control in marketing expenses, the selling, general and administrative expenses increased by 1.8% over the same period of last year. The personnel expenses increased by 7.8% over the same period of last year which was mainly attributable to the increase in performance-linked remuneration for frontline employees as a result of the continual solid growth in operating results. During the period, the net finance costs increased by 5.0% over the same period of last year as a result of the increase in the market interest rates of debts. The profit attributable to equity holders of the Company was RMB5,348 million, representing an increase of 4.5% over the same period of last year. EBITDA3 was RMB24,815 million, representing an increase of 4.2% over the same period of last year. EBITDA margin4 was 30.2%.

In the future, the Group will firmly seize the favourable opportunities to step forward with unwavering determination and excellent execution. Driven by “Transformation 3.0” with reform and innovation as impetus, the Group will pragmatically promote network intelligentisation, service ecologicalisation and operation intellectualization to create superior and leading intelligent network in a more highly-efficient way, build a win-win business ecosystem in a more open way, promote flexible synergic smart operation and leverage the smart wisdom of our employees in a more comprehensive way so as to achieve concurrent development and enhancement of corporate values, customer values and employee values, endeavouring to create new values for shareholders as a respectable corporate citizen.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Telecom Corporation Limited
Yang Jie
Chairman and Chief Executive Officer

Beijing, China, 27 April 2017

3.	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
4.	EBITDA margin was calculated based on EBITDA divided by service revenues.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Yang Xiaowei (as the president and chief operating officer), Mr. Ke Ruiwen and Mr. Sun Kangmin (all as the executive vice presidents); Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).